Mail Stop 6010								July 19, 2005

Mr. Robert DelVecchio
Chief Executive Officer
eRXSYS, Inc.
18021 Sky Park Circle, Suite G2
Irvine, CA 92614

Re:	eRXSYS, Inc.
	Registration Statement on Form SB-2
      Amended June 24, 2005
	File Number 333-121288

Dear Mr. DelVecchio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
General
1. We note your June 30, 2005 entry into a settlement agreement concerning Safescript. Please update the prospectus to reflect this development.
Summary Information, page 4
2. For each of the TPG and TAPG joint ventures, state how many pharmacies have been opened under each agreement, and when each was opened.
Risk Factors, page 8
If we do not obtain additional financing, our business will fail, page 8
3. Please state the total amount of debt outstanding as of the latest practicable date. Also, disclose your annual debt service payment requirements.
4. We note our prior Comment 9 and reissue it in part. You state that your business plan calls for different types of expenses. In MD&A, please state how much these expenses are currently anticipated to be.
Because of the time gap..., page 8
5. You state that there is a significant delay from the time a customer purchases medication to the time you receive payment. Please quantify on average how long this takes.
Because we have a short operating history..., page 9
6. You state that an investor should consider the risks, expenses and uncertainties of a company like yours that has commenced recently operations. Please explain in more detail and quantify this risk. You must disclose all material risks to investors concerning an investment in your securities.
Directors, Executive Officers..., page 23
7. Please provide the disclosure required by Item 401 of Regulation
S-B concerning your current executive officers and directors only, not the former ones.
Description of Securities, page 28
8. As to the warrants, it appears your warrants may have different terms. Please state the total number of shares that may be issued upon the exercise of the different warrants and the exercises prices.
Description of Business, page 30
9. As to each of the agreements with TPG and TAPG discussed on page
33, disclose the percent of the total cost of opening a pharmacy that
$230,000 and $335,000 represent, respectively. In each case, this should include all costs necessary to open the pharmacy, including inventory, etc.
Market for our products..., page 34
10. Please state the names of physicians or physicians` practices which account for greater than 10% of all prescriptions received in
2004.

   MD&A, page 41
11. Please disclose in the Prospectus Summary the information contained in the second full paragraph on page 42, concerning when and why you stopped opening new pharmacies.
12. Quantify the time gap between inventory replenishing and accounts receivable collection.
13. Please state the applicable interest rate to the Mosaic Financial line of credit.
14.
On page 43, we note your disclosure of the 36% increase in the average prescriptions filled per week for the period ended March 31,
2005 as compared to the period ended December 31, 2004. Please contrast your operating margins for the two periods.
15. We note your response to comment 48 and reissue the comment in part. Please expand the discussion to state specifically when you submitted the application and update the discussion to indicate the current status of your application.

   Liquidity and Capital Resources, page 48
16. Please refer to your revised disclosure as a result of our prior comment number 50. We note that the current discussion does not address the sources and uses of cash for fiscal years ended December
31, 2004 and 2003. Please revise your discussion of liquidity and capital resources to include a balanced discussion of historical cash flows for all periods presented. Refer to Financial Reporting Release
36.

   Certain Relationships and Related Transactions, page 55
17. In each of the transactions described in this subsection in which you issued common stock or securities convertible into shares common stock, please disclose the price per share applicable to the shares issued in the respective transaction and disclose the market price of your common stock at the time you agreed to issue those securities.

   Financial Statements - December 31, 2004, page 62

   Consolidated Statements of Operations, page F-5
18. Refer to your response to comment 55. We note that you clarified that this minority interest related to the specific TPG joint venture, but this did not clarify the nature of the cash received from this joint venture. Please revise this heading to clarify the nature, i.e. investments by the partner, profit sharing payments, etc.

    Notes to Financial Statements, page F-6

    General
19. Please ensure that each note clearly reflects the period that is being presented. Please note that several of the comments issued on the audited financial statements also relate to the interim financial statements. As such, also make any necessary revisions to the March
31, 2005 interim financial statements.


    2. Summary of Significant Accounting Policies, page F-8

    Principles of Consolidation, page F-8
20. We note your response to our prior comment number 56. It is unclear what changes were made as a result of our comment. Please provide to us and disclose a more detailed analysis under the guidance of EITF 96-16 the rights held by the minority partners in the joint ventures that you consolidate.

   Revenue Recognition, page F-13
21. We note your response to our prior comment number 59. Please explain to us in greater detail why you are not able to record the prescription sales at the amount contracted with third parties. Your response makes it appear that these amounts may change from even the contracted amount. In addition, please explain to us in greater detail why collectibility is not reasonably assured related to these prescription sales. It would seem that a substantial portion of the amounts receivable are from third party payors who historically in this industry make their payments.

   Basic and Diluted Loss per Common Share, page F-16
22. Please refer to your response to our prior comment number 66. It appears that you do have shares that would have an anti-dilutive effect on earnings per share. Please disclose the number of shares omitted because their effect would be anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

   4. Intangible Assets, pages F-20
23. Refer to your response to comment 61. Please explain to us in greater detail how you determined the original fair value assigned to this license and what that value was. Provide a detailed discussion of the methodologies used to determine the original carrying value as well as the $3.0 million carrying value to which you apparently reduced this initial value. Explain the significant difference in the purchase price of this original license to the license with RxNT, i.e. why was this original license apparently worth so much more compared to the latter.
24. You state here that you paid $370,000 in conjunction with the license rights in 2003. This appears to be inconsistent with the $37,000 for the "Purchase of market license" disclose in the statement of cash flows. Please explain to us how these two amounts relate to each other or where you recorded the $370,000 in your cash flows.

   5. Notes Payable to Related Party and Stockholders, pages F-21
-
F-22
25. We note your response to our prior comment number 60.  It appears
that you issued shares with a fair value in excess of the carrying value of the debt. Please provide to us your analysis under APB 26 of any gain or loss related to the extinguishment of this debt. Include any consideration given to whether the Licensor was a related party and the impact that determination has on the accounting. Please note that generally the trading price of shares traded in a public market is assumed to be the fair value of those shares. Include a detailed discussion of any factors that you may have considered in assigning a value other than that trading price.

   Changes In and Disagreements with Accountants, page 63
26. Refer to your response to comment 69. If you are going to continue to include this disclosure, please include a currently dated copy of the letter provided from your former accountant as an exhibit to this document. Refer to Item 304(a)(3) of Regulation S-B.

   Signatures
27. We note your response to comment 72 and reissue the comment. Please have your principal accounting officer or controller sign the registration statement. Any person who occupies more than one of the specified positions required to sign the registration should indicate each capacity in which he or she signs the registration statement. See "Instructions for signatures" to Form SB-2.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabatha Akins at (202) 551-3658 or James
Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 551-3612 or me at (202) 551-3862 with any other questions.


      Sincerely,



      Jeffrey Riedler
      Assistant Director

cc:	Chad Wiener, Esq.
	Cane & Associates
	3273 E. Warm Springs Road
	Las Vegas, NV 89120
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